

April 30, 2015

Paul Cooleen
President and Chief Executive Officer
VizConnect, Inc.
136 Dwight Road
Longmeadow, Massachusetts 01106

>   **Re: VizConnect, Inc.**
>   **Preliminary Information Statement on Schedule 14C**
>   **Filed April 24, 2015**
>   **File No. 001-35484**

Dear Mr. Cooleen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1.   Please tell us when you plan to file your annual report on Form 10-K for the fiscal year ended December 31, 2014, as it appears that it is past due and has not been filed within the additional time allowed by Rule 12b-25 under the Exchange Act.

2.   While we note your statement that you have attached a copy of the amended and restated articles of incorporation to the information statement, we were unable to locate it. Please include as an appendix to your information statement a copy of your restated articles of incorporation.

Restatement of Articles of Incorporation, page 3

3.   Please revise to disclose the number of common and preferred stock that are currently authorized prior to the restatement of your articles of incorporation.

4. Please tell us whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock or preferred stock for any purpose, including future acquisitions and/or financings. If not, state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the newly available authorized shares of common stock or preferred stock.

5. We note your statement that the changes to the articles of incorporation "will not adversely affect stockholders." Please revise or remove this statement, as it appears there may be negative consequences to existing stockholders as a result of the increase in authorized shares, such as potential dilution from future issuances or the use of newly-authorized shares to prevent a takeover that stockholders may consider beneficial.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, or in her absence, me at (202) 551-3483 with any questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor

cc: John Thomas, Esq.
Acadia Law Group